

Mail Stop 4720

June 28, 2017

Richard Murray, IV
President and Chief Executive Officer
National Commerce Corporation
813 Shades Creek Parkway, Suite 100
Birmingham, AL 35209

> **Re:** **National Commerce Corporation**
> **Registration Statement on Form S-4**
> **Filed June 19, 2017**
> **File No. 333-218826**

Dear Mr. Murray:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: W. Clark Goodwin, Esq.